UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO / A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

Versum Materials, Inc.

(Name of Subject Company)

EMD Performance Materials Holding, Inc.

(Offeror)

an indirect wholly owned subsidiary of

Merck KGaA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $1.00 par value per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

92532W103

(CUSIP Number of Class of Securities)

Dr. Friederike Rotsch

Merck KGaA

Frankfurter Strasse 250

64293 Darmstadt
Germany

+49 6151 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew G. Hurd Eric M. Krautheimer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (this “Amendment”) is filed by Merck KGaA, Darmstadt, Germany, a German corporation with general partners (Kommanditgesellschaft auf Aktien), and EMD Performance Materials Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 26, 2019 (together with any prior amendments and supplements thereto, the “Schedule TO”) by Merck KGaA, Darmstadt, Germany and Purchaser and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, the “Shares”), of Versum Materials, Inc., a Delaware corporation (“Versum”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). All capitalized terms used in this Amendment and not otherwise defined have the respective meaning ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9; Item 11 are hereby amended and supplemented to add the following:

On April 12, 2019, Merck KGaA, Darmstadt, Germany, entered into an agreement and plan of merger with Versum (the “Merger Agreement”). Pursuant to the terms of the Offer, the Offer automatically terminated upon the execution of the Merger Agreement. As a result of the termination of the Offer, no Shares were accepted for payment or paid for pursuant to the Offer. Purchaser has instructed the Depositary to promptly return all Shares tendered and not withdrawn to the tendering stockholders.

A copy of the press release announcing the signing of the Merger Agreement and the termination of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(B) Press Release, dated April 12, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019

EMD PERFORMANCE MATERIALS HOLDING, INC.

By:	/s/ Anthony O’Donnell
Name:	Anthony O’Donnell
Title:	President

MERCK KGAA

By:	/s/ Friederike Rotsch
Name:	Dr. Friederike Rotsch
Title:	Group General Counsel

By:	/s/ Roman Werth
Name:	Roman Werth
Title:	Mergers & Acquisitions

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 26, 2019.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement, dated March 26, 2019.*

(a)(5)(A)	Press Release issued by Merck KGaA, Darmstadt, Germany, on March 26, 2019.*

(a)(5)(B)	Press Release, dated April 12, 2019**

(b)	Syndicated Dual-Currency Term Loan Facilities Agreement, dated March 25, 2019, among Merck KGaA, Darmstadt, Germany, Merck Financial Services GmbH, Bank of America, N.A., London Branch, BNP Paribas Fortis NV/SA and Deutsche Bank AG Filiale Luxemburg, as Underwriters, Bank of America Merrill Lynch International Designated Activity Company, BNP Paribas Fortis NV/SA and Deutsche Bank AG, as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A., as Facility Agent, and the Lenders party thereto from time to time.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.
** Filed herewith.